Exhibit 1A-6D

ASSET MANAGEMENT AGREEMENT

by and between

MONEY WITH MEANING FUND, LLC

as Mortgage Asset Owner,

and

NEIGHBORHOOD STABILIZATION CAPITAL MANAGEMENT, LLC,

as Asset Manager

Dated as of November 14, 2018

i

Section 7.5.	Counterparts	13
Section 7.6.	Amendments	13
Section 7.7.	Integration	13
Section 7.8.	Agreement Effectiveness	13
Section 7.9.	Headings Descriptive	13
Section 7.10.	Advice from Independent Counsel	13
Section 7.11.	Judicial Interpretation	13
Section 7.12.	Governing Law; Binding Arbitration; Waiver of Jury Trial	13

Exhibits

Exhibit A	Fee Schedule
Exhibit B	Due Diligence Review Processes and Analysis
Exhibit C	REO Management Services

ii

ASSET MANAGEMENT AGREEMENT

THIS ASSET MANAGEMENT AGREEMENT (this “Agreement”) is made as of November 14, 2018 (the “Effective Date”), by and among MONEY WITH MEANING FUND, LLC, a Delaware limited liability company, as Mortgage Asset Owner (for purposes of this Agreement, “Mortgage Asset Owner”) and NEIGHBORHOOD STABILIZATION CAPITAL MANAGEMENT, LLC, a California limited liability company (the “Asset Manager”).

WHEREAS, the Mortgage Asset Owner desires to engage the Asset Manager to provide certain advisory and management services on behalf of the Mortgage Asset Owner as provided herein and in the Servicing Agreement and the Asset Manager desires to provide such services.

NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter set forth, parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Defined Terms.

“Asset Management Standard” shall mean the procedures, including prudent advisory, consultation, asset management, and servicer oversight and the standard of care employed by prudent asset managers that manage mortgage loans of the same type as the Assets in the jurisdictions in which the related real property secured by such Assets are located, subject to the express provisions of this Agreement. Such standard of care shall not be lower than that which the Asset Manager customarily employs and exercises in managing and administering similar mortgage loans or properties for its own account or for the account of others, as the case may be.

“Administrator” means initially Gemini Hedge Fund Services, LLC a limited liability company, or such other fund and cash flow administrator appointed by the Mortgage Asset Owner.

“Agreement” means this Asset Management Agreement, as the same may be amended, restated, modified or extended, together with all exhibits, schedules and appendices hereto.

“Applicable Law” means the federal, state or local laws, statutes, rules, regulations, ordinances, standards, requirements, administrative rulings, orders or processes pertaining to the Assets or the services or activities performed by the Asset Manager under this Agreement, as may be enacted or modified from time to time, and any enforcement or consent orders, directives, verdicts, judgments, stipulations, writs, injunctions, consent decrees, policies or guidance that is applicable to the Assets or the services or activities performed by the Asset Manager under this Agreement.

“Assets” means, on any date of determination, the Mortgage Loans or REO Properties that are subject to review by Asset Manager under the terms of this Agreement on such date.

“Asset Management Fees” means the fees set forth in Exhibit A payable to Asset Manager for its services under this Agreement.

“Asset Manager” has the meaning set forth in the preamble.

“Asset Pool” means, as of any date of determination, the pool of Assets subject to this Agreement.

“Beneficial Owner” means such party that would own the beneficial interest in a trust if the ownership interests of the Mortgage Asset Owner are transferred to a Delaware statutory trust, grantor trust or any other trust structure for the benefit of the Beneficial Owner.

“Business Day” means any day other than (a) a Saturday or Sunday, or (b) a day on which banking and savings and loan institutions in the states of California, Connecticut, Minnesota or New York are authorized or obligated by law or executive order to be closed.

“Confidential Information” has the meaning set forth in Section 7.4.

“Custodian” means U.S. Bank National Association, or such other Custodian designated by the Mortgage Asset Owner from time to time.

“Custody Agreement” means the Custody Agreement by and between the Custodian and the Mortgage Asset Owner.

“Delinquent” has the meaning or the meaning of such similar term set forth in the related Servicing Agreement.

“Effective Date” has the meaning set forth in the preamble.

“Fee Schedule” means the fee schedule attached hereto as Exhibit A.

“Losses” has the meaning set forth in Section 6.5.

“MLPSA” means the purchase agreement between the Mortgage Loan Seller and the Mortgage Asset Owner for the sale of Assets to the Mortgage Asset Owner.

“Mortgage Loan” means, on any date of determination, any mortgage loan acquired by the Mortgage Asset Owner that continues to be owned by the Mortgage Asset Owner and is subject to a Servicing Agreement.

“Mortgage Loan Seller” means the seller of Assets to the Mortgage Asset Owner, which may or may not be a government or quasi government agency, in accordance with the applicable MLPSA.

“REO Property” means the property securing a Mortgage Loan that is acquired by the Mortgage Asset Owner, or the Servicer on behalf of the Mortgage Asset Owner, through foreclosure or deed in lieu of foreclosure of the Mortgage Loan.

“Servicer” means the servicer appointed by the Mortgage Asset Owner.

“Servicing Agreement” means the agreement between the Mortgage Asset Owner and the Servicer, as applicable.

“Termination Event” has the meaning set forth in Section 6.2.

“Trust” means one or more Delaware statutory trusts set up by the Mortgage Asset Owner for the benefit of owning the Assets.

“Trust Agreement” means an agreement constituting and governing the Trust if the Assets are transferred from Mortgage Asset Owner to a Trust.

“Trustee” means the financial institution selected by the Mortgage Asset Owner to serve as trustee of the Trust.

“UPB” means, as to a Mortgage Loan, the unpaid principal balance of such loan as of the date of determination, and as to an REO Property, the unpaid principal balance of the related loan immediately prior to the conversion to REO Property.

Section 1.2. General Definitional Provisions.

(a) The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, subsection, appendix and exhibit references are to this Agreement, unless otherwise specified.

(b) The meanings given to terms defined herein shall be equally applicable to the singular and plural forms of such terms.

(c) As used herein and in any certificate or other document made or delivered pursuant hereto, accounting terms used and not otherwise defined shall have the respective meanings given to them under generally accepted accounting principles (“GAAP”) in the United States of America in effect from time to time.

ARTICLE II

MANAGEMENT DUTIES AND RESPONSIBILITIES

Section 2.1. Appointment of the Asset Manager. Subject to the provisions of this Agreement, the Mortgage Asset Owner hereby retains the Asset Manager as an independent contractor for the purpose of performing the services described in this Agreement. Subject to the terms and conditions set forth herein, the Asset Manager agrees to provide advisory, consultation, asset management and other services in accordance with this Agreement and to formulate and implement strategic plans to manage, collect and dispose of the Assets. In addition, the Asset Manager shall take such actions and provide direction and approvals to the Servicer as contemplated under the Servicing Agreement or as otherwise requested by the Mortgage Asset Owner. The Asset Manager and the Mortgage Asset Owner acknowledge that the Mortgage Asset Owner shall at all times have and retain ownership and control of each Asset and that the Asset Manager will not acquire title to, any security interest in, or any other rights of any kind or any nature whatsoever, in or to any Asset.

Section 2.2. Duties and Responsibilities of the Asset Manager. The Asset Manager’s duties and responsibilities hereunder shall include, without limitation, the oversight and surveillance of each Servicer with respect to servicing of Mortgage Loans under the respective Servicing Agreements, including in the case of a Servicer, the administration, management and disposition of REO Properties. In connection with the foregoing, the Asset Manager shall:

(a) Perform Mortgage Loan and REO Property review and due diligence in accordance with the standards and objectives established by the Mortgage Asset Owner and the Asset Manager, including without limitation those standards and objectives set forth in Exhibit B and Exhibit C hereto.

(b) Manage, retain and make available to the Mortgage Asset Owner (or to the Trustee and the Beneficial Owner of the Trust, if the Assets are transferred to a Trust in the future) all Asset information provided by the Servicer on a daily, weekly and monthly basis.

(c) Review historical servicing comments for the Assets and develop a preliminary collection and management strategy for each Asset to be presented to the Mortgage Asset Owner for review.

(d) Create, implement and manage special servicing campaigns and strategies for defaulted Mortgage Loans, Mortgage Loans at risk of becoming defaulted or REO Properties on behalf of the Mortgage Asset Owner, and if further assigned to a Trust, the Trustee and the Beneficial Owner of the Trust in coordination with the related Servicer, following such campaigns and strategies being approved by the Mortgage Asset Owner or the Beneficial Owner of the Trust. These campaigns are designed to target segments of the portfolio for loan modifications, short sales and borrower re-finance opportunities as approved by the Mortgage Asset Owner or the Beneficial Owner of the Trust.

(e) Prepare and provide to the Mortgage Asset Owner and if further assigned to a Trust, the Beneficial Owner of the Trust and the Trustee (if requested) certain periodic reports and other information as described in Section 4.2 below, in form and content acceptable to the Beneficial Owner of the Trust.

(f) Assist the Mortgage Asset Owner and the Administrator, as applicable, in preparing, documenting and tracking any repurchase requests to the applicable Mortgage Loan Seller in accordance with the applicable MLPSA and each Servicing Agreement, and track the expiration date of repurchase demand rights for each related Asset.

(g) Track any foreclosure restricted Mortgage Loans and any other government or quasi government program obligations with respect to Assets purchased by the Mortgage Asset Owner.

(h) Take such actions as contemplated to be taken under the Servicing Agreement or the Custody Agreement by the Asset Manager and cooperate and consult with the applicable Servicer, the Mortgage Asset Owner, Administrator and any other applicable party in good faith to consummate the transactions contemplated under the Servicing Agreement.

(i) Take such actions or oversee such actions as contemplated to be taken by the Servicer, including transferring title ownership of Mortgage Loans from any trustee, if applicable, in connection with conversions of Mortgage Loans to REO Properties.

(j) Manage REO Property in accordance with the management and disposition strategy set forth by the Mortgage Asset Owner, as summarized in Exhibit C.

(k) Provide reconciliation and cash management services relating to collections, receipts, advances and expenses with respect to the Assets and provide such results to both the Beneficial Owner and the Administrator.

(l) Assume such other management and oversight responsibilities as the Mortgage Asset Owner and the Asset Manager shall agree, including without limitation those additional services summarized on Exhibit A.

(m) The Mortgage Asset Owner expressly acknowledges that all work product (written or oral, formal or informal) given by the Asset Manager to the Mortgage Asset Owner, the Administrator, the Trustee (if applicable), the Servicer or Beneficial Owner of the Trust, on the Trust’s behalf, in connection with the Asset Manager’s engagement hereunder is intended solely for the benefit and internal use of the Mortgage Asset Owner, the Administrator, the Trustee and the Servicer, as applicable, and may not be disclosed, in whole or in part, to any other third party or circulated or referred to publicly by the Mortgage Asset Owner, the Trustee or the Servicer, without the Asset Manager’s prior written consent, which consent may be reasonably withheld.

Section 2.3. Performance of Duties by the Asset Manager. The Asset Manager agrees to assign sufficient personnel to perform all such duties and responsibilities in accordance with the terms and conditions of this Agreement and in a manner consistent with the Asset Management Standard.

Section 2.4. Legal Compliance. The Asset Manager shall perform all of its duties and obligations under this Agreement in compliance with Applicable Law, including without limitation, the privacy provisions of the Gramm-Leach-Bliley Act of 1999 and the Fair Credit Reporting Act, and shall at all times refrain from engaging in activities that constitute servicing under Applicable Law.

Section 2.5. Insurance. The Asset Manager shall obtain and maintain, or shall cause to be obtained and maintained, at all times during the term of this Agreement the following insurance coverages:

(a) workers’ compensation and employer’s liability insurance that shall comply with the statutory requirements of Applicable Law;

(b) commercial general liability insurance with an acceptable carrier insuring the Asset Manager against all claims of bodily injury, personal injury and property damage with a minimum combined single limit of liability of $1,000,000 per occurrence and $2,000,000 aggregate for injury and/or death and/or property coverage, including broad form contractual liability insurance specifically covering this Agreement;

(c) business automobile liability insurance covering all owned, hired and non-owned vehicles and equipment used by the Asset Manager’s employees with a minimum combined single limit of liability of $1,000,000 for injury and/or death and/or property damage;

(d) excess coverage with respect to the insurance described in clauses (b) and (c) above, with a minimum combined single limit of $2,000,000;

(e) errors and omissions insurance covering the actions of the Asset Manager and its employees and agents under this Agreement with a minimum combined single limit of $1,000,000; and

(f) a fidelity insurance bond in an amount not less than $1,000,000.

Section 2.6. Effective Date and Termination. This Agreement shall become effective on the Effective Date and shall remain in full force and effect until the termination of this Agreement pursuant to Article VI hereof.

ARTICLE III

ASSET MANAGEMENT FEES

Section 3.1. Asset Management Fees. The Asset Manager shall be entitled to the applicable Asset Management Fees set forth on Exhibit A, which Asset Management Fees other than the acquisition and disposition fees specified therein (each one-time payments payable at closing) are calculated and paid monthly, in arrears, to be paid from collections received on the Assets. The Asset Management Fees shall be determined based on the acquisition price of the Assets, as of the last day of each calendar month preceding the month in which such Asset Management Fees are paid. If collections on the Assets are not sufficient to pay all or a portion of the Asset Management Fees on the related payment date, any shortfalls shall be payable on subsequent Payment Dates as such collections become available, without accrued interest on those shortfalls.

Section 3.2. Invoices. At least five (5) Business Days prior to each Payment Date, the Asset Manager shall provide to the Mortgage Asset Owner and if further assigned to a Trust, the Beneficial Owner and Trustee (if requested) an invoice setting forth the, calculation of the Asset Management Fees earned during the prior calendar month, together with supporting documentation evidencing such fees. The Asset Manager shall be required to pay all expenses incurred by it in connection with its activities under this Agreement except otherwise specifically provided for under this Agreement.

ARTICLE IV

ACCOUNTING, STATEMENTS AND REPORTS

Section 4.1. Books and Records; Audits. The Asset Manager shall keep satisfactory books and records pertaining to the Assets and shall make periodic reports in accordance with this Article IV. Such records may not be destroyed or otherwise disposed of except as provided herein and as allowed by Applicable Law. All such records, whether or not developed or originated by the Asset Manager, reasonably required to document or properly administer any Asset shall remain at all times the property of the Mortgage Asset Owner. The Asset Manager shall not acquire any property rights with respect to any such records and shall not have the right to possession of any of them except pursuant to this Agreement or otherwise as required by Applicable Law. The Asset Manager shall arrange for the Mortgage Asset Owner and if the Assets are further assigned to a Trust, the Beneficial Owner (and any designee) to have remote access to the Asset Manager’s database containing information related to the Assets and shall ensure continued and reliable access to the Asset Manager’s data base with respect to the Assets for so long as this Agreement is in effect. Upon not less than three (3) Business Days’ prior notice, the Asset Manager will permit any officer, employee, attorney, accountant, auditor or other agent of the Mortgage Asset Owner and if the Assets are further assigned to a Trust, the Beneficial Owner (and their respective designees) to audit, review, make extracts from or copy any and all company and financial books and records of the Asset Manager relating to the Asset Pool and services performed hereunder, to visit the offices and properties of the Asset Manager, during normal business hours, for purposes of examining such materials, and to discuss, during normal business hours, matters relating to the Assets or to the Asset Manager’s affairs with any of its members, directors, officers, employees or agents; provided, however, that if the Asset Manager is in uncured default of any of its obligations under this Agreement as further described in Section 6.2 hereof, the Mortgage Asset Owner and if the Assets are further assigned to a Trust, the Beneficial Owner on behalf of the Mortgage Asset Owner (and any designee) need not provide any prior notice to the Asset Manager before exercising its audit and inspection rights hereunder.

Section 4.2. Periodic Reporting. The Asset Manager shall prepare and provide to the Mortgage Asset Owner, the Trustee and the Beneficial Owner (as applicable), the following periodic reports or information in form and content acceptable to the Mortgage Asset Owner:

(a) Daily Access to Data Management Technology. The Asset Manager shall provide the Mortgage Asset Owner and if the Assets are further assigned to a Trust, the Beneficial Owner (or their respective designees) with access to its proprietary data management technology for purposes of monitoring data the Asset Manager (by and through this technology) receives from the applicable Servicer.

(b) Monthly Reporting. The Asset Manager shall prepare and provide a monthly reporting package for Assets relating to the activities and performance as described in this Agreement and the Servicing Agreement, as reported by the Servicer, for the prior calendar month in such format and content as the Asset Manager and the Mortgage Asset Owner shall agree.

(c) Default. As promptly as practicable, but in any event not later than five (5) Business Days after an officer of the Asset Manager obtains knowledge of the occurrence of any default by the Asset Manager in the performance of any of its obligations under this Agreement, notice of such occurrence, together with a detailed statement by a responsible officer of the Asset Manager of the steps being taken by the Asset Manager to cure the effect of such event.

(d) Asset Manager’s Financial Statements. On a periodic basis, as is reasonable, the Mortgage Asset Owner and if the Assets are further assigned to a Trust, the Beneficial Owner may request annual and/or periodic audited or unaudited financial statements of the Asset Manager, as applicable, which must contain statements of the income and balance sheet of the Asset Manager, and the related statements of earnings, shareholders’ equity and cash flows for the applicable period and be true and accurate in all respects.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

Section 5.1. Representations and Warranties of Asset Manager. The Asset Manager hereby represents and warrants to the Mortgage Asset Owner and if the Assets are further assigned to a Trust, the Beneficial Owner and the Trustee as follows:

(a) The Asset Manager is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of California, and is duly qualified to transact business and is in good standing in each jurisdiction in which the nature of its business make such qualification necessary, except where the failure to so qualify would not have a material adverse effect on the Asset Manager or on its ability to discharge its obligations under this Agreement. The Asset Manager has all requisite power and authority to own and operate its properties, carry out its business as presently conducted and as proposed to be conducted and to enter into and discharge its obligations under this Agreement.

(b) The execution and delivery by the Asset Manager of this Agreement and the other documents to which it is a party and performance and compliance by the Asset Manager with the terms of this Agreement and the other documents to which it is a party have been duly authorized by all necessary action on the part of the Asset Manager and will not violate the Asset Manager’s operating agreement, or constitute a default under any other material agreement, lease or instrument to which the Asset Manager is a party or by which it or its properties may be bound or affected.

(c) This Agreement constitutes the valid, legal and binding obligation of the Asset Manager, enforceable against it in accordance with the terms hereof, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and by general principles of equity (whether considered in a proceeding or action in equity or at law).

(d) No litigation is pending or, to the best of the Asset Manager’s knowledge, threatened against the Asset Manager or any of its affiliates, the consequences of which would prohibit its entering into this Agreement or that would materially and adversely affect the condition (financial or otherwise) or operations of the Asset Manager or its properties or the consequences of which would materially and adversely affect its performance hereunder.

(e) All material actions, approvals, consents, waivers, exemptions, variances, franchises, orders, permits, authorizations, rights and licenses required to be taken, given or obtained, as the case may be, by or from any federal, state or other governmental authority or agency, that are necessary in connection with the execution and delivery by the Asset Manager of this Agreement have been duly taken, given or obtained, as the case may be, are in full force and effect on the date hereof, are not, to the Asset Manager’s knowledge, subject to any pending proceedings or appeals (administrative, judicial or otherwise) and either the time within which any appeal there from may be taken or review thereof may be obtained has expired or no review thereof may be obtained or appeal there from taken, and are adequate to authorize this Agreement and the performance by the Asset Manager of its obligations hereunder.

(f) The Asset Manager is in material compliance with all provisions of all agreements, instruments, decrees and orders to which it is a party or by which it or its property is bound or affected, the breach or default of which could have a material adverse effect on the financial condition, properties or operations of the Asset Manager or the performance of its obligations under this Agreement.

(g) The Asset Manager has satisfied all material applicable license requirements and is qualified to fulfill its obligations under this Agreement with respect to Assets in compliance in all material respects with all Applicable Laws.

ARTICLE VI
TERMINATION

Section 6.1. Termination Without Cause. The Mortgage Asset Owner and if the Assets are further assigned to a Trust, the Beneficial Owner or the Trustee, with or without cause, may terminate this Agreement with respect to any or all of the Assets upon not less than thirty (30) days’ prior written notice to the Asset Manager. This Agreement shall also terminate by mutual agreement of the parties or at any time.

Section 6.2. Termination Events. Any of the acts or occurrences set forth in this Section 6.2 shall constitute a Termination Event under this Agreement (each, a “Termination Event”).

(a) The Asset Manager shall fail to observe or perform in any material respect any covenant or agreement required to be performed thereby under this Agreement and such failure shall continue unremedied for thirty (30) days after written notice of such breach shall have been given to the Asset Manager.

(b) Any representation, warranty of the Asset Manager set forth in Article V hereof shall prove to be incorrect in any material respect as of the date made.

(c) A petition naming the Asset Manager as debtor shall be filed under the United States Bankruptcy Code, or the Asset Manager shall be adjudicated bankrupt or insolvent, or admit in writing its inability to pay its debts as they mature, or make an assignment for the benefit of its creditors; or shall generally not be paying its debts as they become due; or shall apply for, or consent to, the appointment of any receiver, trustee or similar officer for it or for all or any substantial part of its properties; or such receiver, trustee or similar officer shall be appointed without the application or consent of the Asset Manager; or the Asset Manager shall institute (by petition, application, answer, consent or otherwise) any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution, liquidation or similar proceeding (other than under the United States Bankruptcy Code) relating to it under the laws of any jurisdiction; or any such proceeding shall be instituted (by petition, application or otherwise) against the Asset Manager; or any judgment, writ, warrant of attachment or execution or similar process shall be issued or levied against a substantial part of the property of the Asset Manager.

(d) Except as permitted under this Agreement, the Asset Manager shall accept or receive, or agree to accept or receive, any rebate, refund, commission, fee, kickback or similar payment, whether cash or otherwise and whether paid by or originating with an obligor or any other party (including, but not limited to, brokers and agents), as a result of, or in any way in connection with, management activities related to any Asset or in connection with the sale, disposition or transfer of any Asset.

Section 6.3. Termination; Removal of the Asset Manager. Immediately upon the occurrence of a Termination Event, or, with appropriate notice, as contemplated in Section 6.1, the Mortgage Asset Owner may terminate this Agreement, whereupon the Asset Manager shall be removed from its duties and obligations as the Asset Manager under this Agreement, and the Mortgage Asset Owner shall appoint a replacement asset manager with respect to the Assets. Selection of such replacement asset manager shall be made by the Mortgage Asset Owner. Unless terminated pursuant to Section 6.2(a), (b) or (d) above, notwithstanding any termination of this Agreement, the Asset Manager shall be entitled to any fees earned hereunder prior to the effective date of the termination, which fees shall be payable in the same manner as described in this Agreement.

Section 6.4. Effect of Termination. Upon termination of this Agreement, the Asset Manager shall promptly deliver or cause to be delivered to the Issuer or its designee(s), or to a replacement asset manager specified by the Mortgage Asset Owner, all electronic data, books and records that the Asset Manager has maintained with respect to the Assets no longer subject hereto. The Asset Manager agrees to cooperate with the Issuer and its designee(s) and any such replacement asset manager appointed by the Mortgage Asset Owner in effecting the termination of the Asset Manager’s responsibilities and rights under this Agreement and shall promptly provide such replacement asset manager with all electronic data, documents and records with respect to the Assets reasonably requested by it to enable it to assume the Asset Manager’s functions hereunder.

Section 6.5. Indemnity by the Asset Manager. The Asset Manager agrees to indemnify, defend and hold harmless the Mortgage Asset Owner, the Servicer, and if the Assets are further assigned to a Trust, the Beneficial Owner, the Administrator and the Trustee from and against any and all claims, losses, liabilities, damages, penalties, fines, forfeitures, legal and accounting fees and all other fees or costs of any kind, judgments or expenses resulting from or arising out of any claims, actions or proceedings (the “Losses”) incurred by the Mortgage Asset Owner, the Servicer and if the Assets are further assigned to a Trust, the Beneficial Owner and the Trustee by any third party as a result of or based upon (i) a breach of any representation, warranty or covenant of the Asset Manager hereunder, including any claim or legal action commenced by such party to enforce the indemnification obligations in this Section 6.5, (ii) any action taken by such party in accordance with a direction given by the Asset Manager to such party, (iii) the willful misconduct or the grossly negligent actions or inactions by the Asset Manager or (iv) the failure of the Asset Manager to perform its duties and responsibilities in accordance with the terms and conditions of this Agreement, including any failure by the Asset Manager or its agents, representatives or employees to comply with all Applicable Laws. The obligations of the Asset Manager under this Section 6.5 shall survive termination of this Agreement. The Asset Manager’s obligations under this Section 6.5 shall not apply to any Losses (i) directly attributable to the Servicer or based on information that the Asset Manager received from the Servicer, the Administrator, the Mortgage Asset Owner or the Beneficial Owner, (ii) resulting from any breach by a Mortgage Asset Owner of its representations, warranties or covenants under this Agreement or (iii) resulting from a Mortgage Asset Owner’s gross negligence, willful misconduct or fraud. The obligations of the Asset Manager under this Section 6.5 shall survive termination of this Agreement.

Section 6.6. Indemnity by the Mortgage Asset Owner. The Asset Manager shall be entitled to indemnity from the Mortgage Asset Owner for any Losses resulting from or arising out of any claims, actions or proceedings brought against the Asset Manager by any third party as a result of or based upon a breach of any representation, warranty or covenant of the Mortgage Asset Owner hereunder, including any claim or legal action commenced by such party to enforce the indemnification obligations in this Section 6.5, the willful misconduct or the grossly negligent actions or inactions by the Mortgage Asset Owner or failure of the Mortgage Asset Owner to perform its duties and responsibilities in accordance with the terms and conditions of this Agreement, and any failure by the Mortgage Asset Owner and if the Assets are further assigned to a Trust, the Beneficial Owner and Trust or each of their respective agents, representatives or employees to comply with all applicable laws, rules and regulations, including applicable securities laws. The Mortgage Asset Owner’s obligations under this Section 6.6 shall not apply to any Losses (i) directly attributable to the Servicer or based on information that the Mortgage Asset Owner received from a Servicer or the Asset Manager, or (ii) resulting from the Asset Manager’s negligence, willful misconduct or fraud. The obligations of the Mortgage Asset Owner under this Section 6.6 shall survive termination of this Agreement.

Section 6.7. Limitation of Liability. Neither the Asset Manager, nor any of its officers or employees, shall have any liability for any action taken or for refraining from the taking of any action in good faith pursuant to this Agreement or for errors in judgment; provided, however, that this provision shall not protect the Asset Manager or any such person against any breach of representations or warranties made herein, or failure to perform its obligations set forth in this Agreement.

ARTICLE VII

MISCELLANEOUS

Section 7.1. Severability Clause. Any part, provision, representation or warranty of this Agreement which is prohibited, or which is held to be void or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof. Any part, provision, representation or warranty of this Agreement which is prohibited or unenforceable or is held to be void or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by Applicable Law, the parties hereto waive any provision of law which prohibits or renders void or unenforceable any provision hereof. If the invalidity of any part, provision, representation or warranty of this Agreement shall deprive any party of the economic benefit intended to be conferred by this Agreement, the parties shall negotiate in good faith to develop a structure the economic effect of which is as nearly as possible the same as the economic effect of this Agreement without regard to such invalidity.

Section 7.2. Notices. Any notices, consents, directions, demands or other communications given under this Agreement (unless otherwise specified herein) shall be in writing and shall be deemed to have been duly given when delivered in person or by overnight delivery at, or delivered by facsimile or electronic mail to, with respect to the Asset Manager, the Mortgage Asset Owner and if the Assets are further assigned to a Trust, the Beneficial Owner and the Trustee or any entity referenced herein, the respective addresses, facsimile numbers or electronic mail addresses, as the case may be, set forth below (or to such other address, facsimile numbers or electronic mail addresses as either party shall give notice to the other party pursuant to this Section 7.2):

If to the Mortgage Asset Owner:

Money with Meaning Fund, LLC

c/o Cloud Capital Management, LLC

300 S Orange Ave, Suite 1000

Orlando, FL 32801

Attention: TJ Ostermann

If to the Asset Manager:

Neighborhood Stabilization Capital Management, LLC

12396 World Trade Dr., Suite 114

San Diego, CA 92122

Attention: MWM Trust 1

Tel: 858-914-1098

Any such demand, notice or communication hereunder shall be deemed to have been duly given when received by the other party or parties at the addresses described above, or such other address as may hereafter be furnished to the other party or parties by like notice and shall be deemed to have been received on the date delivered to or received at the premises of the addresses.

Section 7.3. Assignment. The obligations of the Asset Manager under this Agreement shall not be assigned without the prior written consent of the Mortgage Asset Owner. The rights of the Mortgage Asset Owner hereunder may be assigned by the Mortgage Asset Owner at any time in its discretion, including in connection with a transfer of the Assets to a Trust with the Mortgage Asset Owner as the Beneficial Owner.

Section 7.4. Confidentiality; Consumer Information. Each of the Asset Manager, on the one hand, and the Mortgage Asset Owner, on the other hand (each of whom for purposes of this Agreement is referred to as a “Disclosing Party” with respect to Confidential Information which it discloses to the other parties hereto, and as a “Receiving Party” with respect to Confidential Information which the Receiving Party receives from a Disclosing Party), shall not, and shall use commercially reasonable efforts to assure that its employees and agents shall not, without the prior written consent of the Disclosing Party, disclose to any third party any information regarding this Agreement or the transactions contemplated herein, except to the extent that such disclosure is (i) required to effect the transactions contemplated herein, (ii) required by law, court order or regulation or (iii) necessary to permit the audit of the accounts of a party hereto. The Receiving Party shall not disclose any Confidential Information (as hereinafter defined) to any person unless such Person is an officer, director, employee, legal counsel, or outside advisor of the Receiving Party, has a need to know the Confidential Information, has been formally apprised prior to receipt of such Confidential Information of the obligations of the Receiving Party hereunder, and has agreed to keep the Confidential Information confidential. In addition, the Receiving Party shall take all reasonable measures to ensure that the Confidential Information is not disclosed, published, released, transferred, duplicated or otherwise made available to others in contravention of the provisions of this Agreement. The Receiving Party will be responsible for breach of any terms of this Agreement by any such person to whom the Receiving Party has disclosed Confidential Information. As used herein, “Confidential Information” shall mean the fact of and terms of this Agreement, and any data or information that is proprietary to the Disclosing Party and not generally known to the public, whether in tangible or intangible form, including, but not limited to, the following information: inventions, trade secrets, know-how, software, databases and customer lists.

The Asset Manager shall hold and use all nonpublic personal information related to persons obligated under or in connection with the Assets (“Consumer Information”) in compliance with Subtitle A of Title V of the Gramm-Leach-Bliley Act (codified at 15 U.S.C. § 6801 et seq.), as it may be amended from time to time, and the regulations promulgated thereunder (the “GLB Act”), and the Fair Credit Reporting Act (codified at 15 U.S.C. § 1681 et seq.), as it may be amended from time to time, and the regulations promulgated thereunder (the “FCRA”) and all other applicable law. The Asset Manager shall take all reasonable measures to ensure that the Consumer Information is not disclosed, published, released, transferred, duplicated or otherwise made available to others in contravention of the provisions of this Agreement, the GLB Act, the FCRA or other applicable law.

Section 7.5. Counterparts. For the purpose of facilitating the execution of this Agreement and for other purposes, this Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed to be an original, and together shall constitute and be one and the same instrument. The parties intend that faxed signatures and electronically imaged signatures such as .pdf files shall constitute original signatures and are binding on all parties.

Section 7.6. Amendments. This Agreement may be amended from time to time by a written instrument signed by the Asset Manager and the Mortgage Asset Owner, and no waiver of any of the terms hereof by any party shall be effective unless it is in writing and signed by the other parties.

Section 7.7. Integration. This Agreement comprises the final and complete integration of all prior expressions by the parties hereto with respect to the subject matter hereof and shall constitute the entire agreement among the parties hereto with respect to such subject matter, superseding all prior oral or written understandings.

Section 7.8. Agreement Effectiveness. This Agreement shall become effective upon delivery of fully executed counterparts hereof to each of the parties hereto.

Section 7.9. Headings Descriptive. The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not in any way affect the meaning or construction of any provision of this Agreement.

Section 7.10. Advice from Independent Counsel. The parties hereto understand that this Agreement is a legally binding agreement that may affect such party’s rights. Each party hereto represents to the other that it has received legal advice from counsel of its choice regarding the meaning and legal significance of this Agreement and that it is satisfied with its legal counsel and the advice received from it.

Section 7.11. Judicial Interpretation. Should any provision of this Agreement require arbitrator interpretation, it is agreed that the arbitrator interpreting or construing the same shall not apply a presumption that the terms hereof shall be more strictly construed against any person by reason of the rule of construction that a document is to be construed more strictly against the person who itself or through its agent prepared the same, it being agreed that all parties hereto have participated in the preparation of this Agreement.

Section 7.12. Governing Law; Binding Arbitration; Waiver of Jury Trial.

(a) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, excluding its rules of conflicts of laws.

(b) Binding Arbitration. Upon demand of any party hereto, whether made before or after institution of any judicial proceeding, any claim or controversy arising out of or relating to this Agreement or any exhibit hereto (a “Dispute”) shall be resolved exclusively by binding arbitration conducted under and governed by the Commercial Financial Disputes Arbitration Rules (the “Arbitration Rules”) of the American Arbitration Association (the “AAA”) and the Federal Arbitration Act and at its office located in Florida. Disputes may include, without limitation, tort claims, counterclaims, a dispute as to whether a matter is subject to arbitration, claims brought as class actions, or claims arising from documents executed in the future. The parties agree that the resolution of the AAA shall be binding on the parties and either party may enter any judgment or award rendered by the AAA in any court of competent jurisdiction.

All arbitration hearings shall be conducted in Orlando, Florida or such other place as may be determined by the AAA. A hearing shall begin within 90 days of demand for arbitration and all hearings shall conclude within 120 days of demand for arbitration. These time limitations may not be extended unless a party shows cause for extension and then for no more than a total of 60 days. The expedited procedures set forth in Rule 51 et seq. of the Arbitration Rules shall be applicable to claims of less than $1,000,000. Arbitrators shall be licensed attorneys selected from the Commercial Financial Dispute Arbitration Panel of the AAA. The parties do not waive applicable Federal or state substantive law except as provided herein.

(c) WAIVER OF JURY TRIAL. THE PARTIES ACKNOWLEDGE THAT BY AGREEING TO BINDING ARBITRATION THEY HAVE IRREVOCABLY WAIVED ANY RIGHT THEY MAY HAVE TO JURY TRIAL WITH REGARD TO A DISPUTE AS TO WHICH BINDING ARBITRATION HAS BEEN DEMANDED.

Signature Page Follows

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their authorized officer as of the day and year first above written.

MONEY WITH MEAING FUND, LLC

By:
Name:
Title:

NEIGHBORHOOD STABLIZATION CAPITAL MANAGEMENT, LLC

By:
Name:
Title:

Signature Page to Asset Management Agreement

Exhibit A

Fee Schedule

Acquisition Fees – 1% of the acquisition price payable upon purchase of the Assets (a one-time payment).

•	Loan due diligence
•	Value due diligence
•	Servicing Transfer
•	Collateral management
•	Post-closing exception clearing

Mortgage Loan Management Fee – 1% per annum of the original acquisition price, payable monthly (1% of original acquisition fee/12) pursuant to Section 3.1 of this Agreement; and 1% of sales proceeds upon disposition.

•	Servicing & vendor oversight
•	Timeline & default management
•	Data management
•	Collateral management

REO Management – 1% of sales proceeds, payable at closing of any sale, as part of the broker commission off the HUD

•	Occupancy & securing
•	Trash out
•	Valuation
•	Title curative
•	Marketing
•	Settlement
•	Note: NSCM carries back 1% from the listing and selling broker with out of pocket responsibility for the investor being 1/2 of the 1%. Investors may come out of pocket more than 1/2 of 1% on low value assets

Exhibit A-1

Exhibit B

Pre-Acquisition Due Diligence:

Loan and REO Level Review Processes and Analysis

The following assessment is completed for each Mortgage Loan and REO Property.

Original Collateral review

o	Confirm the mortgage loan file includes an original note, recorded security instrument, title policy, settlement statement and clean assignment chain to seller
o	If a Foreclosure (“FC”) file results in a bailee letter in the file, ensure it has been properly executed and that all docs not imaged are listed in the bailee letter
o	If there is a Lost Note Affidavit (“LNA”) in the file, confirm that it complies with state requirements
o	Chase missing docs from the Mortgage Loan Seller

Collateral Compliance review

o	Confirm the loan file includes an original note, recorded security instrument, title policy and clean assignment chain to seller
o	If a bailee letter is in the file, confirm it is signed and that FC review vendor has assessed
o	If an LNA is in the file, confirm UCC compliance and state law acceptance
o	Chase missing docs via Seller
o	Review findings from US Bank and chase docs not found in collateral files
o	Confirm clean chain of assignments/ Identify missing Assignments of Mortgage

Foreclosure review

o	Determine the start date of the foreclosure action
o	Determine the current status of the foreclosure action
o	Identify any issues preventing the foreclosure from proceeding (Assignment of Mortgage issue, title issue, death, etc)

Bankruptcy review

o	Determine if there have been any bankruptcy filings since origination
o	Locate and analyze bankruptcy case and claims related to the mortgage loan, including:
•	BK Chapter and status of the bankruptcy proceedings,
•	the borrower’s intention for the property,
•	Whether there is an issue preventing the bankruptcy from proceeding (e.g. pending confirmation whether Proof of Claim was filed)
•	Analyze Borrower’s Schedule D / POC and Payment stream (Ch 13)
•	Look for cram downs and other issues that may affect the asset

Title, Tax, Liens and Judgments

o	Order title, doc copies for taxes and liens via First American
o	Confirm ownership and lien position
o	Determine if taxes have been paid
o	Assess for Deed-in-Lieu of Foreclosure options

Exhibit B-1

o	Identify title issues and potential resolutions / costs
o	Work with local counsel as necessary to clear issues that may be affected by state law

Servicing File review

o	Review property Inspections, Preservation Activities and Improvements
o	Pay History Completeness check
o	Review Loan Modification Agreements (“LMAs”) and note all new terms
o	Collection comment review

Pay History review

o	Review pay history for any missing dates since loan was last current
o	Chase any portions of the pay history not included in Seller’s materials
o	Note large expenses (including escrow advances, payments for violations, litigation, etc)

Origination	Compliance Review
o	Manual loan file data input into ComplianceAnalyzer®, and run ComplianceAnalyzer to identify high-cost violations
o	Identify the existence or absence of the following closing / post-closing documents in the servicing file:
•	Loan Documents (Note, Riders, Addendums, Mortgage/Deed)
•	Final HUD-1 Settlement Statement
•	Title policy / title commitment
•	3 day right of rescission (if origination < 3 years ago)

Due Diligence Oversight, Analysis and reporting (pool level)

o	Contract and Manage 3rd party vendors to ensure timely and accurate completion of assignments
o	Chase and supplement files missing from Seller’s Due Diligence package
o	Review and analyze results
o	Prep and deliver Due Diligence report

Exhibit B-2

Exhibit C

REO Management Services

1. The Asset Manager shall supervise the acquisition and initial property inspection, identifying occupancy status and confirming property condition conducted by certified listing agents selected by the Asset Manager. The Asset Manager shall review the actions of third party REO Property vendors engaged by the Asset Manager with respect to each REO Property that are necessary to secure the REO Property and to repair emergency conditions at the REO Property that pose an imminent threat or risk of material damage or harm to the REO Property or to persons and shall take appropriate action when such actions are deficient or not timely.

2. The Asset Manager shall advance property insurance, property tax payments and home owner association fees where required.

3. The Asset Manager shall refer for eviction where required, including an evaluation of the appropriate level of cash for keys (relocation assistance), along with a review of the legal support for the process.

4. The Asset Manager shall complete a valuation, including input from the listing agent, a supplemental Broker’s Price Opinion (“BPO”) (if necessary), a third party BPO (if necessary) or a full appraisal (if necessary).

5. The Asset Manager shall prepare a marketing plan. Each marketing plan shall include the following information: (i) with respect to an REO Property to be marketed in “as-is” condition, the Asset Manager’s review of (A) the RMV and (B) the cash recovery amount the Issuer is expected to receive with respect to such Asset, after deduction for estimated reimbursable expenses to be incurred in connection with obtaining the recommended market value as submitted by the third party REO Property vendor (the “RMV”), (ii) with respect to an REO Property to be repaired before marketing, the Asset Manager’s review of (A) the estimated RMV of the REO if sold in “as-is” condition as submitted by the third party REO Property vendor, (B) the aggregate amount of the third party expenses to be incurred to repair and improve the condition of the REO and (C) the RMV of the REO Property after completion of such repair and (iii) confirmation of the best execution for such marketing proposal.

6. The Asset Manager shall provide repair oversight including (i) pre- and post-repair photos, (ii) comparison of itemized bids by line item and (iii) monitoring of the agent, along with progress and post-repair third party inspections.

7. Once repaired, or from initial acquisition if not repaired, the Asset Manager shall obtain evidence of ongoing agent inspections and independent third-party inspections which validate the agent’s representations.

8. Oversight of the offer and acceptance relating to the sale of the REO Property, including the presentation and approval of all counter offers.

9. The Asset Manager shall review the closing and accounting of the REO Property sale through any and all remittances by the related borrower.

Exhibit C-1